UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Solar Enertech Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

834156101

(CUSIP Number)

March 10, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,631,526

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,631,526

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,631,526

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Select, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,805,068

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,805,068

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,805,068

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,631,526

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,631,526

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,631,526

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Select Offshore, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,439,201

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,439,201

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

8,439,201

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,722,435

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,722,435

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

10,722,435

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,722,435

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,722,435

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

10,722,435

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,034,060

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,034,060

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,034,060

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834156101

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,722,435

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,722,435

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

10,722,435

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Solar Enertech Corp. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of March 11, 2008, and amends and supplements the Schedule 13G originally filed on January 28, 2008 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”).
•	LCG Select, LLC, a Delaware limited liability company (the “Select Onshore Fund”).
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Fund”).
•	LCG Select Offshore, Ltd., a Cayman Islands exempted company (the “Select Offshore Fund”).
•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”).
•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”).
•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”).
•	Christian Leone, a United States Citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Select Onshore Fund, the Offshore Fund and the Select Offshore Fund, among other accounts. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of the Onshore Fund and the managing member of the Select Onshore Fund. Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Onshore Fund, the Select Onshore Fund, the Offshore Fund and the Select Offshore Fund and the other accounts managed by Luxor Capital Group. LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund and the Select Onshore Fund.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Onshore Fund, the Select Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

The business address of each of the Offshore Fund and the Select Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).	CITIZENSHIP:

Mr. Leone is a citizen of the United States.

Each of the Select Onshore Fund, Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.

Each of the Onshore Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.

Each of the Offshore Fund and the Select Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i) Due to the Ownership Limitation (defined below), the Reporting Persons collectively beneficially own 10,722,435 shares of Common Stock comprised of: (a) 9,090,909 shares of Common Stock, and (b) warrants and notes that are exercisable and/or convertible, as applicable, into 1,631,526 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of any additional shares of Common Stock issuable to them upon any exercise or conversion, as applicable, of such warrants or notes that would cause the aggregate beneficial ownership of the Reporting Persons to exceed or remain above the Ownership Limitation.

(ii) The Onshore Fund owns (a) Series B Warrants issued by the Issuer (“Series B Warrants”) exercisable for 4,588,177 shares of Common Stock, and (b) Series B 6% Convertible Notes (“Series B Notes”) that are convertible into 4,588,177 shares of Common Stock. Due to the Ownership Limitation, the Onshore Fund is deemed to beneficially own 1,631,526 shares of Common Stock and disclaims beneficial ownership of any other shares of Common Stock that the Series B Warrants and/or Series B Notes may be exercisable for or convertible into, as applicable.

(iii) The Select Onshore Fund owns 2,805,068 shares of Common Stock comprised of: (a) 1,402,534 shares of Common Stock, and (b) Series C Warrants issued by the Issuer (“Series C Warrants”) exercisable for 1,402,534 shares of Common Stock.

(iv) The Offshore Fund owns (a) Series B Warrants exercisable for 6,882,269 shares of Common Stock, and (b) Series B Notes convertible into 6,882,268 shares of Common Stock. Due to the Ownership Limitation, the Onshore Fund is deemed to beneficially own 1,631,526 shares of Common Stock and disclaims beneficial ownership of any other shares of Common Stock that the Series B Warrants and/or Series B Notes may be exercisable for or convertible into, as applicable.

(v) The Select Offshore Fund owns (a) 6,807,675 shares of Common Stock, and (b) Series C Warrants exercisable for 6,807,675 shares of Common Stock. Due to the Ownership Limitation, the Onshore Fund is deemed to beneficially own 8,439,201 shares of Common Stock and disclaims beneficial ownership of any other shares of Common Stock that the Series B Warrants and/or Series B Notes may be exercisable for or convertible into, as applicable.

(vi) Luxor Capital Group, as the investment manager of the Onshore Fund, the Select Onshore Fund, the Offshore Fund and the Select Offshore Fund, may be deemed to beneficially own the shares of Common Stock held by them, and an additional 1,761,400 shares of Common Stock held in accounts that it separately manages comprised of: (a) 880,700 shares of Common Stock and (b) Series C Warrants exercisable for 880,700 shares of Common stock. Due to the Ownership Limitation, Luxor Capital Group is deemed to beneficially own 10,722,435 shares of Common Stock.

(vii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

(viii) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by the Onshore Fund and the Select Onshore Fund. Due to the Ownership Limitation, LCG Holdings is deemed to beneficially own 3,034,060 shares of Common Stock.

(ix) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Series B Warrants, Series B Notes and Series C Warrants (collectively, the “Convertible Securities”) are convertible or exercisable, as applicable, are limited pursuant to the terms of the Convertible Securities to that number of shares of Common Stock which would result in the Reporting Persons collectively having an aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise of the Convertible Securities if such conversion or exercise would cause the aggregate beneficial ownership of the Reporting Persons to exceed or remain above the Ownership Limitation (as is currently the case).

(b)	Percent of Class:

(i) The Reporting Persons’ collective beneficial ownership of 10,722,435 shares of Common Stock represents 9.99% of all of the outstanding shares of Common Stock based on the 105,700,161 shares of Common Stock outstanding as of February 4, 2008 as described in the Issuer’s Form 10-Q filed on February 7, 2008 for the period ending December 31, 2007.

(ii) The Onshore Fund’s beneficial ownership of 1,631,526 shares of Common Stock represents 1.5% of the outstanding shares of Common Stock.

(iii) The Select Onshore Fund’s beneficial ownership of 2,805,068 shares of Common Stock represents 2.6% of all of the outstanding shares of Common Stock.

(iv) The Offshore Fund’s beneficial ownership of 1,631,526 shares of Common Stock represents 1.5% of the outstanding shares of Common Stock.

(v) The Select Offshore Fund’s beneficial ownership of 8,439,201 shares of Common Stock represents 7.9% of all of the outstanding shares of Common Stock.

(vi) LCG Holdings’ beneficial ownership of 3,034,060 shares of Common Stock represents 2.8% of all of the outstanding shares of Common Stock.

(vii) Each of Luxor Capital Group’s, Luxor Management’s and Mr. Leone’s beneficial ownership of 10,722,435 shares of Common Stock represents 9.99% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Common Stock:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 1,631,526 shares of Common Stock beneficially owned by the Onshore Fund.

The Select Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 2,805,068 shares of Common Stock beneficially owned by the Select Onshore Fund.

The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 1,631,526 shares of Common Stock beneficially owned by the Offshore Fund.

The Select Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 8,439,201 shares of Common Stock beneficially owned by the Select Offshore Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 1,761,400 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

(iii)	Sole power to dispose or to direct the disposition of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Common Stock:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 1,631,526 shares of Common Stock beneficially owned by the Onshore Fund.

The Select Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 2,805,068 shares of Common Stock beneficially owned by the Select Onshore Fund.

The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 1,631,526 shares of Common Stock beneficially owned by the Offshore Fund.

The Select Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 8,439,201 shares of Common Stock held by the Select Offshore Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 1,761,400 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	March 12, 2008

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG SELECT, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SELECT OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL GROUP, LP.
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

/s/ Elena Cimador
Elena Cimador, as Attorney-in-Fact for Christian Leone

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Solar Enertech Corp. dated as of March 12, 2008, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	March 12, 2008

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG SELECT, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SELECT OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL GROUP, LP.
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

/s/ Elena Cimador
Elena Cimador, as Attorney-in-Fact for Christian Leone

EXHIBIT B

Luxor Capital Partners, LP

LCG Select, LLC

Luxor Capital Partners Offshore, Ltd.

LCG Select Offshore, Ltd.

Luxor Capital Group, LP

LCG Holdings, LLC

Luxor Management, LLC

Christian Leone

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/  Christian Leone

Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK	)

: ss.:

COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
Michael J. Sadler
Notary Public

[Notary Stamp and Seal]